Exhibit 12.1

TRANSDIGM GROUP INCORPORATED
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Amounts in Thousands)

	Fiscal Year Ended September 30,
	2015	2014	2013	2012	2011

Earnings:
Total earnings from continuing operations	$447,200	$306,910	$302,789	$324,969	$152,225
Income tax provision	189,600	141,600	145,700	162,900	77,200
Pre Tax Earnings	636,800	448,510	448,489	487,869	229,425
Fixed charges:
Interest charges	418,785	347,688	270,685	211,906	185,256
Interest factor of operating rents	4,631	3,979	3,026	2,602	1,959
Total fixed charges	423,416	351,667	273,711	214,508	187,215
Earnings as adjusted	$1,060,216	$800,177	$722,200	$702,377	$416,640
Ratio of earnings to fixed charges(1)	2.5	2.3	2.6	3.3	2.2

(1) For purposes of computing the ratio of earnings to fixed charges, earnings consist of earnings before income taxes plus fixed charges. Fixed charges consist of interest expense, amortization of debt issuance costs and the portion (approximately 33%) of rental expense that management believes is representative of the interest component of rental expense.